UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 001-42484

ASCENTAGE PHARMA GROUP INTERNATIONAL

(Translation of Registrant’s name into English)

68 Xinqing Road

Suzhou Industrial Park

Suzhou, Jiangsu

China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On April 28, 2025, Ascentage Pharma Group International issued a press release entitled, “Ascentage Pharma Presents Results from Five Preclinical Studies at 2025 American Association of Cancer Research (AACR) Annual Meeting, Highlighting Strong Synergistic Effects of Olverembatinib Combined with Lisaftoclax.” A copy of the announcement is furnished as Exhibit 99.1 to this Report.

In addition, on April 28, 2025, the Company issued a Hong Kong Stock Exchange voluntary announcement entitled, “Ascentage Pharma Presents Results From Five Preclinical Studies At 2025 American Association Of Cancer Research (AACR) Annual Meeting, Highlighting Strong Synergistic Effects Of Olverembatinib Combined With Lisaftoclax”. A copy of the announcement is furnished as Exhibit 99.2 to this Report.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
99.1	Press Release dated April 28, 2025
99.2	Hong Kong Stock Exchange Voluntary Announcement dated April 28, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASCENTAGE PHARMA GROUP INTERNATIONAL

Date: April 28, 2025	/s/ Dajun Yang
Name: Dajun Yang
Title: Chief Executive Officer

3